Form 51-102F3
Material Change Report

Item 1: Name and Address of Company

Greenbriar Sustainable Living Inc. (formerly, Greenbriar Capital Corp.) (the "Company")
632 Foster Avenue
Coquitlam, British Columbia
V3J 2L7

Item 2: Date of Material Change

August 30, 2024

Item 3: News Release

A news release announcing the material change referred to in this report was disseminated by the Company on August 30, 2024, and filed under the Company's profile on www.sedarplus.ca on the same date.

Item 4: Summary of Material Change

On August 30, 2024, the Company announced that it entered into an amending agreement with its wholly-owned subsidiary, Greenbriar Capital (U.S.) LLC ("Greenbriar USA"), and Ronnie Strasser ("Strasser") dated August 30, 2024 (the "Water Rights Amendment Agreement"), pursuant to which the parties agreed to amend the water rights option purchase agreement made as of October 1, 2023, between Greenbriar USA and Strasser (the "Original Water Rights Agreement").

The Company also announced it entered into a debt assumption and settlement amendment agreement (the "Debt Assumption and Settlement Amendment Agreement") with Captiva Verde Wellness Corp. ("Captiva") and Greenbriar USA, pursuant to which: (i) Greenbriar assumed C$1,000,000 (the "Assumed Indebtedness") of the C$5,591,588 owed by Greenbriar USA to the Company (the "Greenbriar USA Indebtedness") under the joint venture settlement agreement dated June 22, 2023, as amended August 21, 2023, between Greenbriar USA and the Company (the "Original Settlement Agreement"); and (ii) the parties amended the Original Settlement Agreement to update the repayment schedule of the remaining Greenbriar USA Indebtedness due to the assumption of the Assumed Indebtedness.

The Company also entered into a debt settlement agreement with Captiva (the "Debt Settlement Agreement"), pursuant to which Greenbriar agreed to issue a number of common shares in the capital of Greenbriar having an aggregate value equal to the Greenbriar Assumed Indebtedness.

The Company also extended its letter agreement dated March 28, 2022, with Voya Renewable Energy Infrastructure Originator L.P. and Voya Investment Management LLC, pertaining to a construction loan mandate, until November 28, 2028.

Item 5: Full Description of Material Change

5.1 Full Description of Material Change

On August 30, 2024, the Company announced that it entered into the Water Rights Amendment Agreement, pursuant to which the parties agreed to amend the Original Water Rights Agreement.

Under the Original Water Rights Agreement, Strasser granted Greenbriar the right to acquire up to 115 acre-feet of water rights in the Tehachapi-Cummings County Water District (the "Water Rights") at an aggregate price of US$3,364,964.00 plus a non-refundable reservation fee of US$1,010,000 (the "Original Reservation Fee"). Pursuant to the terms and conditions of the Water Rights Amendment Agreement, Greenbriar USA may acquire the Water Rights for an aggregate price of US$3,400,000 plus the Original Reservation Fee. The parties also agreed that Greenbriar USA's option to exercise its right to acquire the Water Rights expires on December 31, 2024.

Additionally, pursuant to the terms and conditions of the Water Rights Amendment Agreement, Greenbriar agreed to amend an aggregate of 500,000 incentive stock options to acquire up to 500,000 common shares in the capital of Greenbriar that were issued to certain consultants of Greenbriar on January 25, 2022, and are exercisable at a price of $1.25 per common share until January 25, 2025 (the "Options"). Greenbriar is seeking to amend the Options to reduce the exercise price from C$1.25 to C$1.00 per common share and to extend the expiry date of the Options from January 25, 2025, to the date that is two years following the date of the amendment (the "Option Amendments").

The Company also announced it entered into the Debt Assumption and Settlement Amendment Agreement with Captiva and Greenbriar USA, pursuant to which: (i) Greenbriar assumed the Assumed Indebtedness of the Greenbriar USA Indebtedness under the Original Settlement Agreement; and (ii) the parties amended the Original Settlement Agreement to update the repayment schedule of the remaining Greenbriar USA Indebtedness due to the assumption of the Assumed Indebtedness.

The Company also entered the Debt Settlement Agreement, pursuant to which Greenbriar agreed to issue a number of common shares in the capital of Greenbriar having an aggregate value equal to the Greenbriar Assumed Indebtedness.

Greenbriar is also pleased to announce that it has extended its letter agreement dated March 28, 2022, with Voya Renewable Energy Infrastructure Originator L.P. and Voya Investment Management LLC, pertaining to a construction loan mandate, until November 28, 2028.

The completion of the transactions contemplated by the Debt Assumption and Settlement Amendment Agreement and the Debt Settlement Agreement, as well as the Option Amendments, remain subject to acceptance by the TSX Venture Exchange (the "Exchange"). Further details will be provided at the time of closing of the transactions.

Cautionary Statement

This report includes "forward-looking statements" and "forward-looking information" within the meaning of Canadian securities laws and United States securities laws (together, "forward-looking statements"). All statements included in this report, other than statements of historical fact, are forward-looking statements including, without limitation, statements with respect to the acquisition of the Water Rights, the Debt Assumption and Settlement Amendment Agreement, the Debt Settlement Agreement, the Option Amendments and any acceptance by the Exchange. Forward-looking statements include predictions, projections and forecasts and are often, but not always, identified by the use of words such as "anticipate", "believe", "plan", "estimate", "expect", "potential", "target", "budget", "propose" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions and includes the negatives thereof.

Forward-looking statements are based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which the Company operates, are inherently subject to significant operational, economic, and competitive uncertainties, risks and contingencies. These include assumptions regarding, among other things: general business and economic conditions. There can be no assurance that forward-looking statements will prove to be accurate and actual results, and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include those described under the heading "Risks and Uncertainties" in the Company's most recently filed MD&A (a copy of which is available under the Company's SEDAR+ profile at www.sedarplus.ca). The Company does not undertake to update or revise any forward-looking statements, except in accordance with applicable law.

5.2 Disclosure for Restructuring Transactions

There were no other changes in the corporate structure of the Company and to the Company's financial year-end or interim and annual reporting periods.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7: Omitted Information

Not applicable.

Item 8: Executive Officer

Anthony Balic
Chief Financial Officer
Telephone: 604.312.2425

Item 9: Date of Report

September 9, 2024